HUNTON &WILLIAMS LLP LETTERHEAD	HUNTON & WILLIAMS LLP BANK OF AMERICA PLAZA SUITE 4100 600 PEACHTREE STREET, N.E. ATLANTA, GEORGIA 30308-2216 TEL 404 • 888 • 4000 FAX 404 • 888 • 4190

DAVID M. CARTER DIRECT DIAL: 404-888-4246 EMAIL: dcarter@hunton.com

November 21, 2005	FILE NO: 21043.000530

Privileged and Confidential

By Facsimile (202) 772-9205

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Mr. Dean Suehiro

    Ms. Nicole Holden

NTELOS Holdings Corp.

Registration Statement on Form S-1, filed October 6, 2005

Registration No. 333-128849

Dear Mr. Suehiro and Ms. Holden:

On behalf of NTELOS Holdings Corp., a Delaware corporation (the “Company”), and in response to our previous conversations on November 17 and 18, 2005, we are transmitting supplementally herewith a spreadsheet reflecting the valuation analysis utilized by the Company in determining the sale price of the Company’s Class A common stock as of May 2, 2005 and as of September 15, 2005. [REDACTED, certain confidential information has been omitted pursuant to a request for confidential treatment and has been filed separately with the SEC].

The Company believes that this information is generally responsive to the Staff’s requests. If you believe that providing further information is appropriate, however, please let us know and we will do our best to provide it to you.

As these documents may contain confidential business and proprietary information relative to the Company, I respectfully request, on behalf of the Company, that this letter, the information provided in this letter and the enclosed spreadsheet, Bates numbers NTLS0001 - NTLS0004 (collectively, the “Confidential Information”), be accorded confidential treatment under the Freedom of Information Act (5 U.S.C. § 552(b)) (“FOIA”) pursuant to 17 C.F.R. § 200.83 and the SEC’s Release No. FOIA-65.

I also specifically request, on behalf of the Company, that, pursuant to FOIA and applicable rules of the SEC, any memoranda, notes or other writings of any sort whatsoever that are or have been made by any employee of the SEC (or of any other government agency) that incorporate, include or relate to any of the matters (i) contained in the Confidential Information or (ii) referred to in any conference, meeting, telephone conversation or interview between (a) employees, representatives, agents and/or counsel of the Company, or its affiliates and (b) employees of the SEC (or any other government agency) be maintained in confidence and not be made a part of any public writing and not be disclosed to any person.

Mr. Dean Suehiro

Ms. Nicole Holden

November 21, 2005

If any person who is not an employee of the SEC (including any other government employee) requests an opportunity to inspect or copy the Confidential Information, I specifically request, on behalf of the Company, that the Company be (i) promptly notified of any such request, (ii) furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself and any SEC determination with respect to such request) and (iii) given sufficient advance notice of any intended release so that the Company and its counsel, if deemed necessary or appropriate, may pursue any available remedies. If the SEC is not satisfied that the materials referred to are exempt from disclosure pursuant to the FOIA and the applicable rules of the SEC, the Company hereby requests an opportunity to be heard on such matter. Such notice may be provided to me.

I am also attaching a copy of the letter to the SEC’s Freedom of Information Act Office, which I am simultaneously mailing.

Also, the Company requests that at the conclusion of the SEC’s review of the enclosed documents, all copies be returned to me at the address listed above.

Please direct any further questions or comments you may have regarding the foregoing to the undersigned at (404) 888-4246.

Very truly yours,

/S/ DAVID M. CARTER
David M. Carter

Enclosures

cc:	Cheryl Grant, Esq. (via overnight delivery)

Mr. Michael B. Moneymaker (via electronic transmission)

R. Mason Bayler, Jr., Esq. (via electronic transmission)

[REDACTED, certain confidential information has been omitted pursuant to a request for confidential treatment and has been filed separately with the SEC].